UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 26, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND NIH VRC ANNOUNCE START OF EBOLA VACCINE CLINICAL
TRIAL

LEIDEN, THE NETHERLANDS, SEPTEMBER 26, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that the Ebola vaccine it is developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), has commenced its Phase I clinical study. The randomized, double-blind, placebo-controlled study in 48 healthy volunteers will test the single-shot vaccination in a dose-escalation trial.

The start of the trial follows the successful completion of the Investigational New Drug (IND) application process required by the Food and Drug Administration
(FDA) in the US. In preclinical studies, a single shot of the PER.C6(R)-based vaccine protected monkeys completely against a lethal Ebola challenge. The Phase I study will be carried out by the VRC at the NIH Clinical Center in Bethesda, Maryland. The main factors under examination are the vaccine's safety, tolerability and immunogenicity.

"We are proud that another of our vaccines is progressing to the clinic, and the Ebola vaccine is the first employing our adenovirus vaccine technology to do so," said Jaap Goudsmit, Chief Scientific Officer at Crucell. "Crucell and the VRC have so far made significant progress together, and we now aim to take our partnership to the next level in developing a vaccine against this extremely dangerous disease."

ABOUT EBOLA

The Ebola virus is one of the few viruses capable of causing hemorrhagic fever, a severe, often-fatal disease in humans characterised by high fever and massive internal bleeding. Among other hemorrhagic fevers including Marburg and Lassa, Ebola causes death in 50% to 80% of all cases. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. Since the Ebola virus was first recognized, approximately 2,000 cases with over 1,200 deaths have been reported. Ebola usually appears in sporadic outbreaks, and spreads within a health-care setting. Because of the high disease-related mortality rates and lack of any vaccine or therapy, the Ebola virus is on the US Centers for Disease Control and Prevention (CDC) category "A" list of bioterror agents, together with smallpox and anthrax.

ABOUT CRUCELL-VRC PARTNERSHIP

Crucell has entered into a Cooperative Research and Development Agreement (CRADA) with the VRC (www.vrc.nih.gov) to jointly develop, test, and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, Crucell has an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. In March 2005, Crucell secured an exclusive license to certain patents of the NIH for the development and commercialization of recombinant vaccines against Ebola, and a US$ 21.4 million manufacturing contract was signed with the NIH in April 2005, under which Crucell will manufacture its recombinant adenovirus vector Ebola vaccine for clinical trials in humans.

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ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                         FOR CRUCELL IN THE
Paul Vermeij                                         US:
Director Investor Relations and Corporate            REDINGTON, INC.
Communications                                       Thomas Redington
Tel. +31-(0)71-524 8718                              Tel. +1 212-926-1733
p.vermeij@crucell.com                                tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

  September 26, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer